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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Global Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefellar Plaza
(No. and Street)

New York | New York | 10019
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIANNA RAEDLE 212-488-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price waterhouse Coopers, LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue | New York | N.Y. | 10017
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dianna Raedle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Global Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public 2/25/09

NATASHA LASHLEY WILKINSON
Notary Public, State of New York
No. 01LA6157277
Qualified in Kings County
Commission Expires Dec. 01, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millennium Global Capital, LLC

Statement of Financial Condition

December 31, 2008

Millennium Global Capital, LLC
Index

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of Millennium Global Capital, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Millennium Global Capital, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2009

Millennium Global Capital, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	117,260
Accounts receivable		11,859
Due from Parent		13,951
Total assets	$	143,070
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	32,859
Total liabilities		32,859
Member's equity		110,211
Total liabilities and member's equity	$	143,070

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Millennium Global Capital, LLC, (the "Company") is a Delaware limited liability company and is wholly owned by Millennium Global Asset Management, LLC, (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of FINRA upon receiving its approval in July 2008. The Company's operations consist primarily of marketing non-U.S. registered funds sponsored or advised by related enterprises ("Millennium Asset Management Limited", "Millennium Group Holdings Limited", and their related entities (collectively, the "Millennium Group" or the "Affiliate") to institutional clients in the United States and Canada.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent asset and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability corporation, and has elected to be treated as a disregarded entity and its operating results are included with those of its Parent and therefore the Company itself is not subject to U.S. Federal income taxes. The Company's Parent is subject to New York City Unincorporated Business Tax ("UBT"). The Company accounts for its tax results for the UBT on the separate return method.

Income taxes are provided under the provisions of Statements of Financial Accounting Standard No. 109, "Accounting for Income taxes." Any net loss carryforward and/or carryback will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

Revenue Recognition
The Company records sales income from sales of funds managed by the Affiliate in accordance with its informal agreement with such Affiliate.

Concentration of Credit Risk
The Company's cash is held at a major U.S bank.

3. Exemption From Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exceptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net Capital Requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and that the percentage of the aggregate indebtedness to net capital, both as defined, shall not exceed 12.50% (for the first 12 months following its registration as a broker-dealer). At December 31, 2008, the Company's net capital was $84,401 which was $79,401 in excess of its minimum requirement of $5,000.

5. Related Party Transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional equity contribution by the Parent to the Company.

In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further right with respect to such payment or reimbursements, except as a contributor of equity capital to the Company.

As of December 31, 2008, the Company is owed $13,951 by its Parent.